Mail Stop 4561

April 16, 2009

Gregory M. E. Spierkel
Chief Executive Officer
Ingram Micro, Inc.
1600 E. St. Andrews Place
Santa Ana, California 92705

      Re: **Ingram Micro, Inc.**
              Form 10-K for the Fiscal Year Ended January 3, 2009
              Filed March 4, 2009
              File No. 001-12203

Dear Mr. Spierkel:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 45

1. Your disclosure indicates that increase in cash flows from operating activities is principally attributable to decreases in accounts receivables, inventories, accounts

payable and accrued expenses as a result of a lower volume of business due to the overall economic environment. Tell us your consideration of providing enhanced disclosures that focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In this respect, you should consider disclosing in greater detail the underlying reasons for the decreases in accounts receivable, inventories, accounts payable and accrued expenses. As part of your response, please further explain the reasons for the decrease in your accounts receivable during 2008. In addition, when there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Inventories, page 50

2. We note that inventories are stated at the lower of average cost or market. Please tell us your consideration of providing additional disclosures to discuss the various classifications of inventory items and the method used for determining the cost. Refer to paragraph 9 in Chapter 3A of ARB 43 and other disclosures required under Rule 5-02.6 of Regulation S-X.

Goodwill, page 50

3. We note that you consulted with an independent valuation advisor in performing the annual goodwill impairment test. Please describe the nature and extent of the independent valuation advisors' involvement in determining the fair value of your reporting units for purposes of the annual goodwill impairment test.

4. In Item 2, "Overview of our Business", page 19 of Form 10-Q for the quarter ended September 30, 2008 you disclosed that "We expect (these) competitive pricing pressures and restrictive vendor terms and conditions to continue in the foreseeable future and may be heightened in the relative near term given the severe economic weakness that currently exists in most of the markets in which we operate." Within your Risk Factors on page 31 you disclose apparently for the first time in 2008, "Our future results of operations may be impacted by the prolonged weakness in the current economic environment which may result in an impairment of our goodwill and/or other long-lived assets." While noting severe economic weakness in most of your markets and that if prolonged, may result in goodwill impairment we note that in the immediately following quarter, after

disclosing these risks and uncertainties you wrote-off the entire amount of your goodwill, or $742 million. Explain more fully the relationship of the timing between the 3rd quarter disclosure that the severe and prolonged weakness may impact goodwill and the subsequent 4th quarter impairment charge.

5. When you had determined in the 3rd quarter that severe economic weakness existed in most of your markets tell us why you did not discuss to the extent possible, quantification of the material effect of this known trend, event or uncertainty on your goodwill or results of operations. Please Refer to Item 303(a) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Fair Value Measurements, page 52

6. We note that the carrying amount of your outstanding debt issued pursuant to credit agreements approximate fair value because interest rates over the terms of these instruments approximate the current market interest rates. Please clarify whether the carrying amounts of your revolving trade accounts receivable-backed financing facilities and senior unsecured term loan approximate fair value of these instruments. Explain how the fair value of the revolving trade accounts receivable-backed financing facilities are impacted by interest rates dependant on designated commercial paper plus a predetermined range or upon the short-term bank indicator rates for a particular currency. In addition, tell us how the fair value of the senior unsecured loan is impacted by an interest rate dependant variable margins based on your debt ratings and leverage ratio.

Note 6. Long-Term Debt, page 59

7. For your revolving trade accounts receivable-backed financing programs please tell us how your disclosure complies with SFAS 140, paragraph 17 and SFAS 156, paragraph 4h. Please also explain the accounting for the collateral deposits and their classification as cash flows from investing activities.

Note 7. Income Taxes, page 62

8. Please provide us with the analysis supporting the computation of the tax effect of the goodwill impairment included in the 2008 reconciliation of the U.S. federal income tax rate to the Company's effective tax rate.

Note 8. Fair Value Measurements, page 65

9. Your disclosures indicate that your assets and liabilities measured at fair value on a recurring basis include cash and cash equivalents of $619,463 as of January 3, 2009. Please reconcile the amount provided in your disclosures with the $763,495 reported in your consolidated balance sheet. Tell us any other types of investments or instruments included in cash and cash equivalents on your

consolidated balance sheet. In addition, please clarify how you have classified the marketable trading securities in your consolidated balance sheet.

Schedule II – Valuation and Qualifying Accounts, page 74

10. We note a material increase in the allowance for doubtful accounts charge to expense and deduction in 2008 as well as a material deduction to allowance for sales returns in 2008. Tell us why MD&A does not address these historical changes or their implications on future liquidity and financial position. Where this charges represent any known trends, events and uncertainties which are reasonably likely to have a material effect on future results of operations or financial position they should be identified and described in MD&A. See Item 303(a) of Regulation S-K.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gregory M. E. Spierkel
Ingram Micro, Inc.
April 16, 2009
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant